Exhibit 23.5

CONSENT OF LADENBURG THALMANN & CO. INC.

May 26, 2009

Board of Directors
KBL Healthcare Acquisition Corp. III
380 Lexington Avenue
31st Floor
New York, NY 10168

We hereby consent to (i) the inclusion of our opinion letter dated March 13, 2009 to the Board of Directors (the “Board”) of KBL Healthcare Acquisition Corp. III as Annex I to the proxy statement/prospectus which forms a part of the Registration Statement of KBL Healthcare Acquisition Corp. III on Form S-4 filed on June 3, 2009 (the “Registration Statement”) relating to the Agreement and Plan of Reorganization with PRWT Services, Inc. and (ii) the references to such opinion in such joint proxy statement/prospectus under the headings “THE MERGER PROPOSAL - Background of the Merger” and “THE MERGER PROPOSAL - Fairness Opinion”.  In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations of the Securities and Exchange Commission (the “Commission”) promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement and that our opinion, which is provided for the information and assistance of the Board, is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement (including any subsequent amendments to the above-mentioned Registration Statement), proxy statement or any other document, except in accordance with our prior written consent.

/s/ Ladenburg Thalmann & Co. Inc.